SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of April, 2015, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of LMCG Global Market Neutral Fund’s (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 28.4% of the Fund and thus controlled the Fund as of that date.